UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about the monetary update of shareholder remuneration related to 3Q24.
—

Rio de Janeiro, February 13, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts/Communications published on 11/07/2024 and 12/10/2024, informs that it will pay on 02/20/2025 the first installment of shareholder remuneration relating to the balance sheet of September 30, 2024, based on the shareholder position of 12/23/2024.

This first installment will be paid in the form of interest on capital, with the gross amounts per share adjusted by the Selic rate from 12/31/2024 to 02/20/2025, according to the interest rate adjustment calculation, as listed below:

1ª Installment 3Q24 - Dividends per share Announced on 11/07/2024
Common (ON) and Preferred (PN) Shares
Interest on Capital (IOC)	R$ 0,66410331
Selic rate adjustment	R$ 0,01134886
Total amount	R$ 0,67545217

Income tax will be levied on the amount corresponding to the interest on capital and monetary restatement, in accordance with current legislation.

Credit instructions

The payment will be made by Banco Bradesco S.A. (Bradesco), institution depositary of book-entry shares. All shareholders, who have their registration duly updated, will have their rights automatically credited to their bank accounts today. More information can be obtained through any Bradesco branch or by calling 0800-7011616.

For shareholders with custody in B3, the payment will be done by deposit brokers.

For holders of American Depositary Receipts (ADRs) negotiated on the New York Stock Exchange (NYSE), the payment will be made as of February 27, 2025 by JP Morgan Chase, depositary bank of ADRs. Information and clarifications may be obtained at www.adr.com.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer